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Exhibit 21.1

List of Subsidiaries of Pacific Energy Partners, L.P.

        The following is a list of subsidiaries of Pacific Energy Partners, L.P. The list reflects the names under which each subsidiary does business.

Subsidiary	Jurisdiction of incorporation
Aurora Pipeline Company Ltd.	Nova Scotia, Canada
Pacific Energy Group LLC	Delaware, USA
Pacific Marketing and Transportation LLC	Delaware, USA
Pacific Pipeline System LLC	Delaware, USA
Pacific Terminals LLC	Delaware, USA
Pacific Energy Finance Corporation	Delaware, USA
PEG Canada, L.P.	Delaware, USA
PEG Canada GP LLC	Delaware, USA
Ranch Pipeline LLC	Delaware, USA
Rangeland Marketing Company	Nova Scotia, Canada
Rangeland Northern Pipeline Company	Nova Scotia, Canada
Rangeland Pipeline Company	Nova Scotia, Canada
Rangeland Pipeline Partnership	Alberta, Canada
Rocky Mountain Pipeline System LLC	Delaware, USA

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List of Subsidiaries of Pacific Energy Partners, L.P.